Exhibit 99.1

Aurora Cannabis Announces Date of Annual General Meeting

NYSE | TSX: ACB

EDMONTON, AB, Sept. 28, 2020 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, announced today that it plans to file its Management Information Circular (the "Information Circular") and related proxy materials on SEDAR and EDGAR on September 29, 2020 in relation to the upcoming Annual General and Special Meeting (the "AGM") to be held on Thursday, November 12, 2020 at 10:00 AM (Mountain Time). The Company has elected to use the notice and access procedure, with mailing expected to follow in the coming days.

Due to the global COVID-19 public health emergency, the AGM will be held for the first time in a virtual-only format, via live webcast at https://web.lumiagm.com/242822694. A virtual-only meeting is being adopted this year to give all shareholders an equal opportunity to participate at the meeting regardless of their geographic location or particular constraints, circumstances or risks they may be facing as a result of COVID-19. Further details, including business to be conducted at the meeting and instructions on how to vote and attend the virtual meeting, can be found in the Information Circular and related proxy material.

Additionally, 280 Park ACI Holdings LLC has resigned as senior advisor to the Company, effective September 25, 2020 in order to pursue other commitments. 280 Park ACI Holdings LLC, the principal of which is Nelson Peltz, had been providing services to the Company since March 2019 with respect to its US strategic initiatives.

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and Reliva. Providing customers with innovative, high-quality cannabis and hemp products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition, the effects of and responses to the COVID-19 pandemic and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 24, 2020 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 28-SEP-20